Exhibit (d)(2)(ix)

LOOMIS SAYLES MULTI-ASSET INCOME FUND

Amendment No. 1 to the Subadvisory Agreement

August 31, 2015

Pursuant to Section 11 of the Subadvisory Agreement (the “Agreement”) dated November 1, 2005 among Natixis Funds Trust I (formerly IXIS Advisor Funds Trust I), a Massachusetts business trust (the “Trust”), with respect to its Loomis Sayles Multi-Asset Income Fund series (formerly Natixis Diversified Income Fund and IXIS Income Diversified Portfolio) (the “Series”), NGAM Advisors, L.P. (formerly IXIS Asset Management Advisors, L.P.), a Delaware limited partnership (the “Manager”), and Loomis, Sayles & Company, L.P., a Delaware limited partnership (the “Sub-Adviser”), the Agreement is hereby amended by deleting Sections 1a and 7 and replacing them with the following:

1. Sub-Advisory Services.

a. The Sub-Adviser shall, subject to the supervision of the Manager and of any administrator appointed by the Manager (the “Administrator”), manage the investment and reinvestment of the assets of the Series, and have the authority on behalf of the Series to vote and shall vote all proxies and exercise all other rights of the Series as a security holder of companies in which the Series from time to time invests. The Sub-Adviser shall manage the Series in conformity with (1) the investment objective, policies and restrictions of the Series set forth in the Trust’s prospectus and statement of additional information relating to the Series, (2) any additional policies or guidelines established by the Manager or by the Trust’s trustees that have been furnished in writing to the Sub-Adviser and (3) the provisions of the Internal Revenue Code as amended (the “Code”) applicable to “regulated investment companies” (as defined in Section 851 of the Code), all as from time to time in effect (collectively, the “Policies”), and with all applicable provisions of law, including without limitation all applicable provisions of the Investment Company Act of 1940 as amended (the “1940 Act”) and the rules and regulations thereunder. Subject to the foregoing, the Sub-Adviser is authorized, in its discretion and without prior consultation with the Manager, to buy, sell, lend and otherwise trade in any stocks, bonds and other securities and investment instruments on behalf of the Series, without regard to the length of time the securities have been held and the resulting rate of portfolio turnover or any tax considerations; and the majority or the whole of the Series may be invested in such proportions of stocks, bonds, other securities or investment instruments, or cash, as the Sub-Adviser shall determine.

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.325% of the first $1 billion of its average daily net assets and 0.30% of its average daily net assets in excess of $1 billion. Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

All references to the “Segment” shall be deleted and replaced with the “Series”.

NGAM ADVISORS, L.P.
By:	NGAM Distribution Corporation, its general partner

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

LOOMIS, SAYLES & COMPANY, L.P.
By:	Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Lauren B. Pitalis
Name:	Lauren B. Pitalis
Title:	Vice President

NATIXIS FUNDS TRUST I
On behalf of its Loomis Sayles Multi-Asset Income Fund series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer